(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25
☐ Form N-SAR
NOTIFICATION OF LATE FILING

For period ended: March 4, 2006
☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Richardson Electronics, Ltd.

Full name of registrant

40W267 Keslinger Road, P.O. Box 393

Address of principal executive office

LaFox, Illinois 60147-0393

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

On April 4, 2006, the Company concluded that its previously issued financial statements, including those for its fiscal years ended May 31, 2003, May 29, 2004 and May 28, 2005, and the interim periods ended September 3, 2005 and December 3, 2005, should not be relied upon as a result of errors in financial accounting at one of its Italian subsidiaries. The Company has not yet determined the impact of these errors for any specific period, but it estimates that, in the aggregate, the errors will reduce stockholders’ equity by approximately $3 million to $4 million. The Company is continuing to evaluate the magnitude and impact of these errors. The Company is also evaluating the adequacy of its accounting for income taxes in certain foreign jurisdictions for prior periods. The Company has notified its present and former auditors. The Company’s Chief Financial Officer and Audit Committee are engaged in continuing discussions with its present auditors concerning these matters. The Company’s Chief Financial Officer is engaged in continuing discussions with its former auditors concerning these matters.

As a result of ongoing evaluation of these accounting errors, the Company does not expect to file its Form 10-Q for its fiscal quarter ended March 4, 2006 by the filing deadline. It intends to file the report on Form 10-Q for that period as soon as possible, and, if required, to file any amended periodic reports relating to prior periods as soon as practicable after completing its analysis of the impact of the accounting errors on those periods. It also intends to file amended reports for any other prior periods, if it determines that it is necessary to restate the financial statements for any such periods as a result of the accounting correction.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

David J. DeNeve (Name)	(630) (Area code)	208-2200 (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not yet determined the impact of the errors in financial accounting for any specific period, but it estimates that, in aggregate, the errors will reduce stockholders’ equity by approximately $3 million to $4 million. The Company is continuing to evaluate the magnitude and impact of these errors on prior periods. The response to Part III above is incorporated herein by reference.

Richardson Electronics, Ltd.

Name of registrant as specified in its charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 11, 2006	By:	/s/ David J. DeNeve
David J. DeNeve, Senior Vice President and Chief Financial Officer